# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Outbrain Inc., CIK 0001454938
CUSIP: 69002R103
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 111 West 19th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/31/2022
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-029578
Filed by CIK 0001875243

## Reporting persons
- Gemini Israel IV Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gemini Israel IV (Annex Fund) Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gemini Capital Associates IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gemini Capital Associates IV GP Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gemini Partners Investors IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gemini Partners Investors IV (Annex Fund) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gemini Israel Funds IV Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Menashe Ezra: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yossi Sela: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Outbrain Inc.
Address of issuer's principal executive offices: 111 West 19th Street, New York, NY 10011

## Item 2. Person Filing
Name of person filing:
Each of the following is a reporting person ("Reporting Person")

Gemini Israel IV Limited Partnership

Gemini Israel IV (Annex Fund) Limited Partnership

Gemini Capital Associates IV L.P.

Gemini Capital Associates IV GP Ltd.

Gemini Partners Investors IV L.P.

Gemini Partners Investors IV (Annex Fund) L.P.

Gemini Israel Funds IV Ltd.

Menashe Ezra

Yossi Sela
Address of principal business office or, if none, residence:
The principal business address of each Reporting Person is:

c/o Gemini Israel Ventures
Shankar St 1,
Herzliya, 4672501
Israel
Citizenship: Reference is made to the response to item 4 on each of pages 2-7 of this Schedule G/A (this "Schedule"), which responses are incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gemini Israel IV Limited Partnership: /s/ Yossi Sela, Yossi Sela, Managing Partner (03/31/2025)
- Gemini Israel IV Limited Partnership: /s/Menashe Ezra, Menashe Ezra, Managing Partner (03/31/2025)
- Gemini Israel IV (Annex Fund) Limited Partnership: /s/ Yossi Sela, Yossi Sela, Managing Partner (03/31/2025)
- Gemini Israel IV (Annex Fund) Limited Partnership: /s/Menashe Ezra, Menashe Ezra, Managing Partner (03/31/2025)
- Gemini Capital Associates IV L.P.: /s/ Yossi Sela, Yossi Sela, Managing Partner (03/31/2025)
- Gemini Capital Associates IV L.P.: /s/Menashe Ezra, Menashe Ezra, Managing Partner (03/31/2025)
- Gemini Capital Associates IV GP Ltd.: /s/ Yossi Sela, Yossi Sela, Managing Partner (03/31/2025)
- Gemini Capital Associates IV GP Ltd.: /s/Menashe Ezra, Menashe Ezra, Managing Partner (03/31/2025)
- Gemini Partners Investors IV L.P.: /s/ Yossi Sela, Yossi Sela, Managing Partner (03/31/2025)
- Gemini Partners Investors IV L.P.: /s/Menashe Ezra, Menashe Ezra, Managing Partner (03/31/2025)
- Gemini Partners Investors IV (Annex Fund) L.P.: /s/ Yossi Sela, Yossi Sela, Managing Partner (03/31/2025)
- Gemini Partners Investors IV (Annex Fund) L.P.: /s/Menashe Ezra, Menashe Ezra, Managing Partner (03/31/2025)
- Gemini Israel Funds IV Ltd.: /s/ Yossi Sela, Yossi Sela, Managing Partner (03/31/2025)
- Gemini Israel Funds IV Ltd.: /s/Menashe Ezra, Menashe Ezra, Managing Partner (03/31/2025)
- Menashe Ezra: /s/Menashe Ezra, Menashe Ezra (03/31/2025)
- Yossi Sela: /s/ Yossi Sela, Yossi Sela (03/31/2025)